Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

SUPPLEMENT NO. 6 DATED JULY 30, 2015

TO THE PROSPECTUS DATED APRIL 30, 2015

This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 30, 2015, Supplement No. 1 dated May 8, 2015, Supplement No. 2 dated May 27, 2015, Supplement No. 3 dated June 4, 2015, Supplement No. 4 dated June 12, 2015 and Supplement No. 5 dated July 9, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and

(2)	the change of the entity names of American Realty Capital Properties, Inc. and ARC Properties Operating Partnership, L.P. to VEREIT, Inc. and VEREIT Operating Partnership, L.P., respectively.

OPERATING INFORMATION

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of July 29, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 32.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $319.3 million (including shares issued pursuant to our distribution reinvestment plan). As of July 29, 2015, approximately 267.9 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.

We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES

Effective July 28, 2015, American Realty Capital Properties, Inc., which directly or indirectly owns and/or controls our advisor, Cole Corporate Income Advisors II, LLC, our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital®, changed its corporate name to VEREIT, Inc. In addition, effective July 28, 2015, ARC Properties Operating Partnership, L.P. changed its partnership name to VEREIT Operating Partnership, L.P. All references in the prospectus to American Realty Capital Properties, Inc. (or ARCP) and ARC Properties Operating Partnership, L.P. (or ARCP OP) are hereby revised accordingly to reflect each entity’s new name.

The following information supersedes and replaces the third paragraph of the section of our prospectus captioned “Prospectus Summary — Conflicts of Interest” beginning on page 14 of the prospectus.

Public Stockholders Common Stock Cole Office & Industrial REIT (CCIT II), Inc. CRI CCIT II, LLC (REIT Subsidiary) General Partner 99.99% Limited Partner 0.01% Cole Corporate Income Operating Partnership II, LP (Operating Partnership) Cole Capital Corporation (Dealer Manager) 100% VEREIT, Inc. 100% VEREIT Operating Partnership, L.P.(1) 100% Cole Capital Advisors, Inc. 100% CREI Advisors, LLC (Property Manager) 100% Equity Fund Advisors, Inc. 100% Cole Corporate Income Advisors II, LLC (Advisor)

The following chart shows the ownership structure of the various entities that are affiliated with our advisor.

(1)	As of July 29, 2015, VEREIT Operating Partnership, L.P. (VEREIT OP) owned 294,725 shares of our common stock, which represented approximately 0.9% of the outstanding shares of common stock as of such date. Pursuant to our charter, VEREIT OP is prohibited from selling 20,000 shares of our common stock that represents its initial investment in us for so long as Cole Capital remains our sponsor; provided, however, that VEREIT OP may transfer ownership of all or a portion of these 20,000 shares of our common stock to other affiliates of our sponsor. After the completion of this offering, VEREIT OP will own less than 0.01% of our common stock, assuming a maximum offering, including the sale of 50,000,000 shares pursuant to our distribution reinvestment plan.